Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

September 8, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on September 8, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On September 8, 2021, the Company announced that it has ordered 3,000 premium MicroBT WhatsMiners with a total hashrate of 294 Petahash per second (PH/s), with an average efficiency of approximately 34 Watts per Terahash (W/TH), additionally the Company now has HODL over 1,000 Bitcoins in its cold wallets. The Company notes that 294 PH/s would generate approximately 67 Bitcoin per month based on current difficulty levels.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated September 8, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

September 9, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

September 8, 2021

HIVE Blockchain Orders 3,000 MicroBT High Performance Bitcoin Miners

and Mines it's 1,000th Green and Clean Bitcoin to HODL

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that it has ordered 3,000 premium MicroBT WhatsMiners with a total hashrate of 294 Petahash per second (PH/s), with an average efficiency of approximately 34 Watts per Terahash (W/TH), additionally the Company now has HODL over 1,000 Bitcoins in its cold wallets. The Company notes that 294 PH/s would generate approximately 67 Bitcoin per month based on current difficulty levels.

Currently the Company has over 1 Exahash of Bitcoin mining capacity operating, which produces over 225 Bitcoin per month on a run-rate basis at current difficulty levels. The Company believes the difficulty will continue to rise.

Miner Purchase

HIVE is proud to continue its relationship with MicroBT through the purchase of 3,000 WhatsMiner miners which will be a mixture of M30S, M30S+ and M30S++ machines. These 3,000 miners will be delivered in 12 equal tranches of 250 miners during calendar 2022 commencing in January and ending in December. This will increase our global hash rate by 24.5 PH/s each month.

Frank Holmes, Executive Chairman of HIVE said, "The continuing work and success that our team has been able to achieve with our strategic partners during these challenging times due to the global shortages in chips and logistics delays in shipping equipment from Asia due to Covid 19 has been remarkable. As a result, we are able to increase our 2022 run-rate revenue by almost 25% with this acquisition, while positioning HIVE to realize a good ROI on capital invested, by making ASIC acquisitions at very attractive $/TH prices, all in pace with the development of our green and clean operating infrastructure. We are not saddled with needing to buy carbon offsets which helps our margins because we are focused on mining buy sourcing geothermal and hydroelectric energy."

These miner deliveries are a result of our continuing strategy to increase our Bitcoin mining capacity which includes the sourcing of mining equipment from leading industry manufacturers like MicroBT. HIVE intends to continue to utilize cash flow to make opportunistic investments and upgrade our fleet of BTC and ETH mining equipment on a regular monthly basis.

BTC HODL and Production Update

HIVE is excited to announce that we currently hold over 1,030 green and clean Bitcoins in cold wallet custody. The Company is pleased to provide the following update on its global BTC growth in production for the current 2022 fiscal year:

April 2021 64 BTC growth

May 2021 73 BTC growth

June 2021 86 BTC growth

July 2021 200 BTC growth

August 2021 234 BTC growth

Review of Operations

Mr. Holmes continued, "I have just travelled with Aydin Kilic our new President and Chief Operating Officer to tour our major Swedish facilities and scout other green energy opportunities. Aydin also visited our operations and strategic partners in Iceland on his way back to Canada. We had very productive meetings with the community leaders in Boden and with the CEO's for our strategic partners. We will be expanding our Swedish operations by 1 MW immediately in our existing facility located in Boden."

At-the-Market Offering

Pursuant to the ATM Equity Program, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, since the beginning of the program on February 3, 2021 to its year end of March 31, 2021, it has issued an aggregate of 16,363,500 common shares (the "ATM Shares") over the TSX-V, for aggregate gross proceeds to the Company of C$81,726,621. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.99. Pursuant to the Equity Distribution Agreement associated with the ATM Equity Program (the "EDA"), a cash commission of US$1,936,292 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA to March 31, 2021.

Pursuant to the ATM Equity Program, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, , since the beginning of the program on February 3, 2021 to its first quarter ended June 30, 2021, it has issued an aggregate of 18,741,900 common shares (the "ATM Shares") over the TSX-V, for aggregate gross proceeds to the Company of C$91,033,090 The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.83. Pursuant to the Equity Distribution Agreement associated with the ATM Equity Program (the "EDA"), a cash commission of US$2,162,919.86 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA to June 30, 2021.

Pursuant to the EDA, the Company may, from time to time, sell up to US$100 million of common shares in the capital of the Company. The Company intends to use the net proceeds of the ATM Equity Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the proposed purchase of equipment from MicroBT, including the potential increase in hashpower, the potential for the Company's long-term growth, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the timely delivery of equipment from MicroBT and the Company's ability to operate the equipment on an economic basis or at all; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.